Exhibit 12

Hecla Mining Company

Fixed Charge and Preferred Dividend Coverage Ratio Calculation

For the years ended December 31, 2001, 2002, 2003, 2004 and 2005

(In thousands, except ratios)

	2001	2002		2003	2004	2005
Net income (loss) before income
taxes and cumulative effect of
change in accounting principle	$(9,582)	$7,945		$(5,871)	$(3,343)	$(24,700)

Add: Fixed charges	11,980	25,248		13,792	12,297	1,214
Less: Capitalized interest	—	—		—	—	—

Adjusted income (loss) before
income taxes and cumulative
effect of change in accounting
principle	$2,398	$33,193		$7,921	$8,954	$(23,486)

Fixed charges:
Preferred stock dividends	$8,050	$23,253		$12,154	$11,602	$552
Interest portion of rentals	43	179		231	195	437
Total interest costs	3,887	1,816		1,407	500	225

Total fixed charges	$11,980	$25,248		$13,792	$12,297	$1,214

Fixed charge ratio	(na)	1.3	x	(na)	(na)	(na)

Inadequate coverage	$9,582	$—		$5,871	$3,343	$24,700